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FORM 4                                              ---------------------------
------                                                     OMB APPROVAL
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                                                    OMB Number 3235-0287
                                                    Expires: January 25, 2005
                                                    Estimated average burden
                                                    hours per response:.... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or type responses)

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  McCALLUM         ELKIN             B.           COLLINS & AIKMAN CORPORATION (CKC)            Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
  100 VESPER EXECUTIVE PARK                       Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person, if an Entity       APRIL 2002         ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
 TYNGSBORO           MA             01742                                 5. If Amendment,
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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      COMMON STOCK            APRIL 12, 2002  P            1,000,000  A        (1)         1,075,000              D
                                                               (1)
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                                                                                          12,784,000              I            (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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

FORM 4 (CONTINUED)        TABLE II B -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:
1.  The shares were acquired pursuant to a merger agreement by and among Collins & Aikman Corporation,
Collins & Aikman Products, Co., Southwest Laminates, Inc., Mr. McCallum and Southwest Railroad, Inc. pursuant to which Southwest Railroad, Inc., of which Mr. McCallum was the sole stockholder, merged with and into Southwest
Laminates, Inc., a subsidiary of Collins & Aikman Corporation.  On the effective date of the merger, the per share closing price of the common stock of Collins & Aikman Corporation was $8.15. 100,000 of the shares are deposited with an escrow agent for delivery to Mr. McCallum upon the satisfaction of certain post-closing conditions under the merger agreement.

2.  The following shares are owned directly by the following entities and indirectly by the reporting person:  24,000 shares are owned by the McCallum Family Foundation of which the reporting person is a trustee and
12,760,000 shares are owned directly by Joan Fabrics Corporation which is owned entirely by JFC Holdings Trust
(the "Trust").  The reporting person is the sole trustee of the Trust and owns a beneficial interest in 75% of the Trust.

                                                                           /s/ Elkin B. McCallum             May 1, 2002
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                                                                           **Signature of Reporting Person   Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note. File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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